

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2021

Ka Fai Yuen
Chief Executive Officer and Director
Zhong Yang Financial Group Limited
118 Connaught Road West
Room 1101
Hong Kong

Re: Zhong Yang Financial Group Limited
Amendment No. 1 to
Registration Statement on Form F-1
Filed October 19, 2021
File No. 333-259441

Dear Mr. Yuen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 7, 2021 letter.

Amendment No. 1 to Registration Statement on Form F-1

Cover Page

1. Refer to your response to comment 1. Please revise to address the following:
    - Disclose how recent statements and regulatory actions by China’s government, such as those related to the use of data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange;
    - Given the uncertainty of whether and when China's government may take future regulatory action, provide us the basis for your statement that you "do not foresee

material changes to [your] operating entities' operations or the value of [your] Ordinary Shares resulting from the legal and operational risks relating to the PRC regulations"; and

- In the paragraph following the bulleted list of possible consequences of governmental action, clarify your disclosure that you "are still subject to certain legal and operational risks associated with [your] . . . *having PRC individuals or companies that have shareholders or directors that are PRC individuals as clients*" (emphasis added).

2. Refer to your response to comment 2. Please explicitly disclose on the cover page how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Additionally, refrain from using terms such as "we" or "our" when describing activities of subsidiaries. Further, in the fourth paragraph, clarify if true that investors in this offering will not directly hold equity interests in your operating subsidiaries in Hong Kong.

Prospectus Summary, page 1

3. Refer to your response to comment 3. Please revise your Risk Factor Summary disclosure to specifically describe the regulatory, liquidity and enforcement risks arising from your operations in China and Hong Kong. Specifically address uncertainties regarding the rules and regulations in China given they may change quickly with little advance notice and explicitly disclose that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas or foreign investment in China-based issuers, which could result in a material change in your operations or the value of your Ordinary Shares. Additionally, provide cross- references to the more detailed discussion of these risks in the prospectus. Further, please relocate the risks related to the jurisdictions where you do business, your corporate structure and possible prohibition of your shares from trading on a national exchange under the Holding Foreign Companies Accountable Act in your Risk Factor Summary beginning on page 7 and in your Risk Factors section so that these risk factors appear first.

You may contact Lory Empie at 202-551-3714 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or J. Nolan McWilliams at 202-551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: William S. Rosenstadt, Esq.